Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Manager and Member
CCO Holdings, LLC:

We consent to the incorporation by reference in the registration statement No. 333-251186 on Form S-3 of CCO Holdings, LLC and CCO Holdings Capital Corp. of our report dated February 5, 2021, with respect to the consolidated balance sheets of CCO Holdings, LLC as of December 31, 2020 and 2019, the related consolidated statements of operations, changes in member’s equity, and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes, which report appears in the December 31, 2020 annual report on Form 10-K of CCO Holdings, LLC and CCO Holdings Capital Corp.

Our report refers to a change in the method of accounting for leases as of January 1, 2019 due to the adoption of Accounting Standards Codification Topic 842, Leases.

(signed) KPMG LLP

St. Louis, Missouri
February 5, 2021